Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 27, 2022	Financial Contact: David Lowe, 612-623-6456 Media Contact: David Ahlers, 612-623-6699 David_M_Ahlers@graco.com

Graco Reports Record Quarterly Sales and Operating Earnings
Sales Growth and Expense Leverage Drove Earnings Improvement

MINNEAPOLIS (July 27, 2022) – Graco Inc. (NYSE: GGG) today announced results for the second quarter ended July 1, 2022.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jul 1, 2022	Jun 25, 2021	% Change	Jul 1, 2022	Jun 25, 2021	% Change
Net Sales	$548.5	$507.2	8%	$1,042.8	$961.3	8%
Operating Earnings	148.7	133.8	11%	277.0	262.1	6%
Net Earnings	117.4	110.1	7%	218.2	215.8	1%
Diluted Net Earnings per Common Share	$0.68	$0.63	8%	$1.26	$1.24	2%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$117.0	$108.0	8%	$216.3	$209.6	3%
Diluted Net Earnings per Common Share, adjusted	$0.68	$0.62	10%	$1.25	$1.20	4%
(1) Excludes impacts of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Changes in currency translation rates reduced sales and net earnings by approximately $15 million and $7 million, respectively, for the quarter.
•Sales for the quarter increased 8 percent, with double-digit increases in the Industrial and Process segments.
•The gross profit margin rate decreased as strong realized pricing was unable to offset continued increases in product costs.
•Total operating expenses decreased 7 percent primarily due to decreases in sales and earnings-based expenses. Expense leverage contributed 4 percentage points of operating margin rate growth for the quarter.
"The Industrial and Process segments grew double digits on an organic, constant currency basis in every reportable region driving record quarterly sales," said Mark Sheahan, Graco's President and CEO. "While supply chain challenges, logistical constraints and input cost pressures increased throughout the quarter, these segments did a good job managing expenses and driving strong operating performance. Component shortages and cost premiums continue to impact the Contractor segment, slowing growth and reducing profitability."

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Consolidated Results

Changes in currency translation rates reduced sales and net earnings by approximately $15 million and $7 million, respectively, for the quarter and $23 million and $10 million, respectively, for the year to date.

Net sales for the quarter increased 8 percent from the comparable period last year (12 percent at consistent translation rates). Sales increased 12 percent in the Americas, 12 percent in Asia Pacific (16 percent at consistent translation rates) and decreased 5 percent in EMEA (up 5 percent at consistent translation rates). Year to date sales increased 8 percent from the comparable period last year (11 percent at consistent translation rates). Sales increased 11 percent in the Americas (12 percent at consistent translation rates), 16 percent in Asia Pacific (19 percent at consistent translation rates) and decreased 4 percent in EMEA (up 4 percent at consistent translation rates). Sales from acquired operations contributed approximately $3 million (1 percentage point) for the quarter and $5 million for the year to date.

Gross profit margin rates for the quarter and year to date decreased 3 percentage points from the comparable periods last year. Realized pricing was unable to offset continued increases in product costs caused by ongoing supply chain and inflationary challenges and the adverse impacts of changes in currency translation rates.

Total operating expenses decreased $10 million (7 percentage points) for the quarter and $3 million (1 percentage point) for the year to date mostly due to decreases in sales and earnings-based expenses. Decreases in operating expenses for the year to date were partially offset by $3 million (1 percentage point) of allowances for credit losses on customer receivables in Russia. Changes in currency translation rates reduced operating expenses by $3 million (3 percentage points) for the quarter and $5 million (2 percentage points) for the year to date.

Interest expense for the year to date increased $2 million, driven by a $3.5 million fee associated with the prepayment of private placement debt.

The effective income tax rate was 20 percent for the quarter and 19 percent for the year to date, up 4 percentage points and 3 percentage points, respectively, from the comparable periods last year. The increase was primarily due to decreases in excess tax benefits from stock option exercises and the unfavorable effects of foreign earnings taxed at higher rates than the U.S.

Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Six Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$158.3	$124.5	$265.7	$303.0	$239.5	$500.3
Percentage change from last year
Sales	10%	28%	0%	10%	27%	0%
Operating earnings	21%	43%	(7)%	22%	35%	(12)%
Operating earnings as a percentage of sales
2022	35%	25%	26%	36%	24%	25%
2021	32%	22%	28%	32%	23%	29%

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Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	19%	0%	0%	19%	18%	0%	0%	18%
EMEA	12%	0%	(12)%	0%	13%	0%	(10)%	3%
Asia Pacific	13%	0%	(4)%	9%	12%	0%	(3)%	9%
Consolidated	15%	0%	(5)%	10%	15%	0%	(5)%	10%

For the quarter and year to date, Industrial segment sales increased double-digits. The operating margin rate increased for both the quarter and year to date as strong realized pricing and expense leverage more than offset higher product costs and the adverse impacts of currency translation.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	25%	4%	0%	29%	22%	3%	0%	25%
EMEA	18%	1%	(7)%	12%	18%	0%	(4)%	14%
Asia Pacific	42%	1%	(5)%	38%	46%	0%	(3)%	43%
Consolidated	27%	3%	(2)%	28%	27%	2%	(2)%	27%

The Process segment had broad-based sales growth in all product applications for the quarter and year to date. The operating margin rate for this segment increased 3 percentage points for the quarter and 1 percentage point for the year to date as increased volume and expense leverage offset higher product costs, unfavorable product and channel mix and the adverse impacts of currency translation.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	5%	0%	0%	5%	5%	0%	0%	5%
EMEA	(5)%	0%	(9)%	(14)%	(11)%	2%	(7)%	(16)%
Asia Pacific	(2)%	0%	(5)%	(7)%	6%	0%	(5)%	1%
Consolidated	3%	0%	(3)%	0%	2%	0%	(2)%	0%

Contractor segment sales were flat for the quarter and year to date as growth in the Americas was mostly offset by decreases in Asia Pacific due to pandemic-related shutdowns and in EMEA due to weakened economic conditions. The operating margin rate decreased 2 percentage points for the quarter and 4 percentage points for the year to date as price realization and lower sales and earnings-based expenses were unable to offset higher product costs and unfavorable currency translation rates.

Outlook

"Demand in the Americas remains strong, but end markets in EMEA slowed during the quarter as a result of unfavorable macroeconomic conditions, which we expect to continue to impact us for the remainder of the year," said Sheahan. "Pandemic-related shutdowns in the Asia Pacific region also affected incoming order

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rates, however, once lifted, these rates significantly improved. Commodity prices and component costs have increased significantly since we implemented our price increases in January. To offset these pressures, we are implementing a second round of global price increases starting in August of this year. While we recognize that the cadence of these pricing actions is different than what we have done historically, our actions are not unique given the persistent inflationary environment that industrial companies are facing. Our backlog remains elevated and our teams are working hard to both secure orders and deliver products. We confirm our full-year outlook of high single-digit organic revenue growth on a constant currency basis."

Financial Results Adjusted for Comparability

Excluding the impacts of excess tax benefits related to stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Six Months Ended
	Jul 1, 2022	Jun 25, 2021	Jul 1, 2022	Jun 25, 2021
Earnings before income taxes	$146.3	$131.7	$269.3	$257.5

Income taxes, as reported	$29.0	$21.6	$51.1	$41.7
Excess tax benefit from option exercises	0.4	2.1	1.9	6.2
Income taxes, adjusted	$29.4	$23.7	$53.0	$47.9

Effective income tax rate
As reported	19.8%	16.4%	19.0%	16.2%
Adjusted	20.0%	18.0%	19.7%	18.6%

Net Earnings, as reported	$117.4	$110.1	$218.2	$215.8
Excess tax benefit from option exercises	(0.4)	(2.1)	(1.9)	(6.2)
Net Earnings, adjusted	$117.0	$108.0	$216.3	$209.6

Weighted Average Diluted Shares	172.7	174.6	173.7	174.2
Diluted Earnings per Share
As reported	$0.68	$0.63	$1.26	$1.24
Adjusted	$0.68	$0.62	$1.25	$1.20

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those

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expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; Russia's invasion of Ukraine, and the sanctions and actions taken against Russia and Belarus in response to the invasion; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; and the impact of declines in interest rates, asset values and investment returns on pension costs and required pension contributions. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2021 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 28, 2022, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jul 1, 2022	Jun 25, 2021	Jul 1, 2022	Jun 25, 2021
Net Sales	$548,547	$507,164	$1,042,832	$961,293
Cost of products sold	279,487	243,340	519,297	450,135
Gross Profit	269,060	263,824	523,535	511,158
Product development	19,967	21,406	39,045	40,977
Selling, marketing and distribution	62,076	69,126	125,071	131,354
General and administrative	38,337	39,449	82,376	76,698
Operating Earnings	148,680	133,843	277,043	262,129
Interest expense	1,726	2,528	7,013	4,956
Other expense, net	607	(434)	760	(313)
Earnings Before Income Taxes	146,347	131,749	269,270	257,486
Income taxes	28,969	21,631	51,049	41,681
Net Earnings	$117,378	$110,118	$218,221	$215,805
Net Earnings per Common Share
Basic	$0.69	$0.65	$1.29	$1.27
Diluted	$0.68	$0.63	$1.26	$1.24
Weighted Average Number of Shares
Basic	169,128	169,594	169,469	169,271
Diluted	172,698	174,572	173,688	174,210

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jul 1, 2022	Jun 25, 2021	Jul 1, 2022	Jun 25, 2021
Net Sales
Industrial	$158,325	$144,448	$302,994	$274,312
Process	124,483	97,232	239,507	188,605
Contractor	265,739	265,484	500,331	498,376
Total	$548,547	$507,164	$1,042,832	$961,293
Operating Earnings
Industrial	$55,201	$45,709	$107,831	$88,067
Process	31,057	21,676	58,545	43,409
Contractor	68,244	73,656	127,191	144,707
Unallocated corporate (expense)	(5,822)	(7,198)	(16,524)	(14,054)
Total	$148,680	$133,843	$277,043	$262,129